[redacted]

SECURI ION

14045027

SEC MAIL PROCESSING SECTION RECEIVED JAN 30 2014 WASH., D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brechling Andersen Securities (a Proprietorship)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 Wilshire Boulevard, Suite 941 / One Park Plaza Bldg.
(No. and Street)

Los Angeles, (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik Brechling Andersen (213) 487-3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 2/12/14

OATH OR AFFIRMATION

I, Erik Brechling Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brechling Andersen Securities, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Erik B. Andersen
Signature

Sole Proprietor
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRECHLING ANDERSEN SECURITIES

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(With Independent Auditors' Report Thereon)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

[X] See Attached Document (Notary to cross out lines 1–6 below)
[ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 17 (Date) day of January (Month), 20 14 (Year), by

(1) Erik Andersen, Sole Proprietor
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DORA J. WESTCOTT
Commission # 1886563
Notary Public - California
San Diego County
My Comm. Expires Apr 22, 2014

Place Notary Seal Above

Signature Dora J. Westcott
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Owner
Brechling Andersen Securities (A Proprietorship)
Los Angeles, CA

Report on the Financial Statements

We have audited the accompanying financial statements of Brechling Andersen Securities (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in owner's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brechling Andersen Securities as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
January 20, 2014

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 11,206
NASDAQ Securities, at market value	39,800
Other assets	1,294
Total assets	$ 52,300

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$ -
Proprietor's equity	52,300
Total liabilities and proprietor's equity	$ 52,300

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

Revenues:		
Mutual fund, including trail commissions		$ 984
Quarterly mutual fund 12B-1 fees		5,029
Interest		524
Unrealized gain on securities		14,810
Other – FINRA Rebate		1,206
Total revenues		22,553
Expenses:		
Rent	$ 7,213	
Dues, fees and assessments	1,554	
Office expense	510	
Professional fees	8,768	
Fidelity bond	576	
SIPC	19	
Bank charges	25	
Total expenses		18,665
Net income		$ 3,888

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
CHANGES IN PROPRIETOR'S EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance at beginning of year	$ 36,512
Proprietor's capital – Additions	11,900
Net income for the year	3,888
Balance at end of year	$ 52,300

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 3,888
Adjustments to reconcile net income to net cash used for operations:		
Unrealized gain on securities	$ (14,810)	
Increase in other assets	(1,167)	
Total adjustments		(15,977)
Net cash used for operating activities		(12,089)
Cash flows from investing activities		-
Cash flows from financing activities;		
Proprietor additions	11,900	
Net cash used for financing activities		11,900
Net decrease in cash		(189)
Cash at beginning of period		11,395
Cash at end of period		$ 11,206

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brechling Andersen Securities is a proprietorship and registered as a broker/dealer maintaining its only office in Los Angeles, California. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Firm operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Firm's business consists solely of mutual funds.

Method of Accounting

The Firm maintains its records on the accrual basis of accounting.

Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the proprietor are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely. Effective December 31, 2013, all broker-dealers must file a copy of it's Independent Auditor's Report with SIPC.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value

The Firm complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Firm at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Firm to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) MARKETABLE SECURITIES

Investment in securities at December 31, 2013, consists of trading securities comprised solely of NASDAQ common stock with a fair value of $39,800 and an original cost of $13,000.

Market value is established using Level 1 valuations in the hierarchy established by current standards as the securities are on national exchanges and the fair value is determined based on published market prices.

(3) RENTAL OF FACILITIES

The Firm occupies space under a month-to-month agreement. Total rent for 2013 amounted to $7,213.

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was January 20, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

(5) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013, the net capital was $42,051, which exceeded minimum net capital by $37,051. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total equity from statement of financial condition		$ 52,300
Less non-allowable assets:		
Other assets	$ 1,294	
Total adjustments		(1,294)
Net capital before haircuts		51,006
Haircuts:		
15% haircut on NASDAQ stock (NDAQ)	$ (5,970)	
Undue concentration	(2,985)	
Total haircuts		(8,955)
Net capital		$ 42,051

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital from above	$ 42,051
Excess net capital	$ 37,051

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ -
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

Not Applicable – The Firm is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a Proprietorship dealing solely in Mutual Funds transacted directly with the Fund. The Firm does not receive or deliver customer funds or securities and is exempt from Rule 15c3-3 pursuant to Section (k) (1).

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

Not Applicable-The Firm is not subject to the requirements of Rule 15c3-3 Customer Protection – reserves and custody of securities with respect to physical possession or control as set forth in the rule as it does not receive or hold funds or securities and is exempt from Rule 15c3-3 based on Section (k) (1).

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

To The Owner
Brechling Andersen Securities (A Proprietorship)
Los Angeles, California

In planning and performing our audit of the financial statements of Brechling Andersen Securities (A Proprietorship) (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control activities that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Brechling Andersen Securities as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated January 20, 2014. The Company has not implemented adequate segregation of the duties over cash receipts and disbursement transactions. The Company consists solely of the Owner, with no employees, and is therefore unable to implement any procedures that provide for safeguards inherent in establishing a segregation of duties over cash.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
January 20, 2014